[BAKER & MCKENZIE LETTERHEAD]
June 15, 2010
VIA EDGAR AND FACSIMILE
H. Christopher Owings, Esq.
Assistant Director
Andrew Blume
Staff Accountant
Ronald E. Alper, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sims Metal Management Limited Forms 20-F and 20-F/A for the fiscal year ended June 30, 2009 Filed November 12, 2009 and April 14, 2010 Form 6-K Filed February 23, 2010 File No. 001-33983
Gentlemen:
     On behalf of our client, Sims Metal Management Limited (the “Company”), we refer to your letter of May 28, 2010 to Frank M. Moratti, the Company Secretary and General Counsel of the Company, setting forth the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Forms 20-F and 20-F/A for the fiscal year ended June 30, 2009 filed by the Company with the Commission on November 12, 2009 and April 14, 2010, respectively, and the Form 6-K filed by the Company with the Commission on February 23, 2010.
     This letter is being filed today with the Commission as correspondence via EDGAR. In addition, we are delivering via facsimile a hard copy of this letter for your convenience.
     Attached to this letter is the written statement, signed on behalf of the Company, requested in your letter of May 28, 2010.
     The Staff’s comments, indicated below in bold, are followed by responses on behalf of the Company.
Forms 20-F and 20-F/A for Fiscal Year Ended June 30, 2009
Item 3. Key Information, page 3
A. Selected financial data, page 3

1.	We note that your financial statements have been prepared and presented in accordance with IFRS as issued by the IASB and that your discussion of accounting standards throughout your document references guidance issued by the AASB. Please disclose how your Australian GAAP references correspond to the applicable IFRS standards and provide us with the disclosures you intend to include in future filings.

As requested by the Staff, in future filings, the Company will include references to applicable IFRS standards. For example, the last paragraph on page 3 of its Form 20-F would be changed as follows:

“In the year ended June 30, 2009, we revised our accounting policy for the valuation of land, buildings and leasehold improvements from the revaluation method to the historical cost method in accordance with AASB 116 (IAS 16), “Property, Plant and Equipment” and AASB 108 (IAS 8), “Accounting Policies, Changes in Accounting Estimates and Errors.” This change in accounting policy has been applied retrospectively and is included in the results below.”
Item 4. Information on the Company, page 15
Environmental Matters, page 23
2.	We note your disclosure that you have reserves for environmental matters for which you may be responsible. Please tell us, with a view toward future disclosure, the effects that compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, may have upon your capital expenditures, earnings and competitive position. See Item 4.B.8. of Form 20-F.

The Company’s business is currently subject to comprehensive environmental regulation in each of the jurisdictions in which the Company and its subsidiaries operate. A substantial majority of the Company’s operations are conducted in the United States, Europe and Australia. The environmental laws and regulations in these jurisdictions governing the handling and disposal of waste, the discharge of materials and storm water into the environment, the remediation of impacts to soil and groundwater contamination and similar matters have in most cases been in place for many years. Accordingly, while incremental changes in these environmental laws and regulations and their enforcement occur from time to time, the Company does not foresee substantial future changes in the existing environmental regulatory environment that would have a material impact on its capital expenditures, earnings or competitive position. In addition, because of the global nature of its business, the Company believes that changes in existing environmental laws and regulations in a particular country, even if viewed in isolation as being significant, are unlikely to have a material impact on the Company’s operations taken as a whole.

The Company is aware of the Commission’s recent interpretative release relating to climate change disclosure (Release Nos. 33-9106; 34-61469; FR-82) and in its Form 20-F for fiscal 2009, it noted the possible impact of future governmental actions relating to global climate change on its business. The Company will continue to review and, if determined to be appropriate, expand upon its disclosure in this area based on the interpretive guidance provided by the Commission.
Operating and Financial Review and Prospects, page 27
Result of Operations, page 29
3.	Where you describe changes in revenues in future filings, please quantify the extent to which such changes are attributable to changes in prices, changes in the volume or amount of products or services being sold, acquisitions, or the introduction of new products or services. Please also ensure that your disclosures clearly explain how movements in exchange rates impacted your results of operations.

The Company has quantified the changes in revenue in its results by segment analysis which begins on page 31 of its Form 20-F and will include appropriate cross-referencing in future filings. In the case of each of its three segments, the Company describes the reasons for the change in revenues, including a significant acquisition in the case of the North America segment. As it relates to revenues by product category, the Company provides information on volume changes and indicates that revenues were impacted by lower commodity prices.

As requested by the Staff, in future filings, the Company will further expand on price changes, explain the impact of exchange rates on its segments and, where significant prospectively, the effect of acquisitions. New products and services are not generally applicable to the Company’s business.
Item 15. Controls and Procedures, page 64
4.	We note your disclosure indicates that your management “recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.” In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

As requested by the Staff, in future filings, the Company will remove the reference to the level of assurance of disclosure controls and procedures in its filings.

Note 1. Summary of significant accounting policies, page F-7
(b) Basis of preparation, page F-7
(iii) Reclassifications and prior period adjustments, page F-7
5.	We note that you identified two “immaterial” adjustments related to the year ended June, 30 2008. We note that these errors overstated your fiscal 2008 pre-tax income by A$11.2 million. Please tell us when and how you detected these errors. Considering that the A$11.2 million charge represents approximately 10% of your pre-correction fiscal 2009 loss before income tax, please also tell us your basis for recording the cumulative effect of the error in income during fiscal 2009 rather than retroactively adjusting prior year financial statements. In doing so, please clarify how you considered SAB 108 and paragraphs 41-48 of IAS 8 in accounting for your error corrections. Since correcting the errors during 2009 appears to have materially misstated 2009 income, it is unclear why your prior period financial statements were not corrected, even if the revisions were not considered material to your prior year financial statements. In responding to our comment, please provide us with your qualitative and quantitative assessment of materiality for the annual periods presented which supports your conclusion that these adjustments were not material to your historical financial statements. In your response, please provide a table showing the previously reported and “as adjusted” amounts. Please also refer to SAB 99.

The Company identified the inventory adjustment in June 2009 during the finalization of period-end close reconciliations. At the end of the fiscal 2008, the Company performed a calculation of the intercompany profit in ending inventory related to intercompany purchases. Due to an oversight at the time attributable to human error, the profit elimination was not recorded. Please note that the impact of this item naturally reverses upon ultimate sale of the inventory to third parties external to the Company, which in this case occurred during July 2008 (i.e. fiscal 2009). Had the Company corrected this item, it would have resulted in a debit to profit before tax in fiscal 2008 and a credit to the loss before tax in fiscal 2009, but with no net impact across the two years combined.

The Company identified the share-based payments adjustment in fiscal 2009 during the finalization of period-end close reconciliations. The amount disclosed of A$2.4 million represents the fiscal 2008 impact.

Both items were disclosed in the fiscal 2009 20-F. As requested by the Staff, presented below is the net impact of the above items to profit/(loss) before tax in the respective fiscal years:

	2008	2009
	A$m	A$m
(Dr)/Cr
Profit in inventory adjustment	(8.8)	8.8
Share-based payments adjustment	(2.4)	(2.4)

	(11.2)	6.4

Profit/(loss) before tax (as reported)	660.6	(122.2)
Profit/(loss) before tax (as adjusted)	649.4	(115.8)

% of profit/(loss) before tax (as reported)	1.7%	5.2%
The Company concluded that the out-of-period adjustments were not material to the financial statements as a whole both individually and in the aggregate. The Company considered both the relevant qualitative and quantitative factors in reaching its conclusions. The adjustments were discussed with the Company’s Risk, Audit & Compliance Committee and the Company’s external auditors.

The Company evaluated the financial statement implications and documented its evaluation and conclusions in accordance with Staff Accounting Bulletin (“SAB”) No. 99, SAB No. 108 and SAB Topic 5F as well as AASB No. 108 (IAS 8) prior to the finalization of its financial statements for fiscal 2009.

While the Company notes the Staff has computed materiality on the reported loss before tax for fiscal 2009, it believes the measurement of the significance of the adjustments to the fiscal 2009 loss before tax is fundamentally distorted by the many significant charges recorded during the period, in large part, related to the effects of the global financial crisis on the Company’s business, which resulted in a record loss. The impact of the significant charges is best illustrated by a roll-forward of loss before tax (as reported) to profit before tax (underlying).

2009
A$m
Loss before tax (as reported)	(122.2)
Goodwill impairment charge	191.1
Write-down of inventory to net realizable value	119.4
Non-ferrous contract renegotiations	36.0
Asset impairments and yard closure costs	13.7
Redundancy costs	5.5
Loss on sale of subsidiary	2.6
Pension plan withdrawal liability	3.4
Merger costs	4.0

Profit before tax (underlying)	253.5

On an underlying profit before tax basis, the adjustments represent 2.5% of underlying profit before tax in fiscal 2009. In applying its judgement to assess the materiality of these items, the Company considered this comparison to be of greater meaning and relevance. Therefore, the Company discounted the importance of the absolute loss before tax (as reported) in isolation when forming its materiality judgment.

The qualitative factors that the Company considered were as follows:
•	The adjustments did not distort historical earnings trends.

•	Profit before tax for fiscal 2008 was A$660.6 million which was a record high for the Company and if the adjustment was recorded in fiscal 2008, profit before tax of A$649.4 million would have still been a record. In fiscal 2009, the Company reported a record loss before tax of A$122.2 million. If the Company had not made the adjustments in fiscal 2009, it would still have reported a record loss before tax of A$115.8 million. Furthermore, this would have only served to improve its reported financial results in fiscal 2009 and in the context of the rollover effect, the inventory adjustment netted itself to zero across the two years impacted.

•	The impact of the adjustments would not have resulted in a failure to meet consensus analysts’ expectations. The consensus analysts’ estimate for profit after tax in fiscal 2008 was approximately A$357 million. The Company would have still greatly exceeded the consensus analysts’ estimate even if the adjustments were recorded in fiscal 2008. In fiscal 2009, the consensus analysts’ estimate was profit after tax (excluding goodwill impairment) of approximately A$100 million. The Company’s profit after tax (excluding goodwill impairment) was A$40.8 million which was significantly below the consensus analysts’ estimate. If the adjustments would have been recorded in fiscal 2008, it would have only served to reduce the variance between the reported results and the consensus analysts’ estimate.

•	The impact of the error adjustments did not affect incentive compensation payouts under the Company’s Short Term Incentive Compensation (“STI”) plan in fiscal 2008 as maximum bonuses would have been achieved even if the adjustments were recorded in fiscal 2008. In addition, the impact of the adjustments did not impact STI payments in fiscal 2009 as financial performance targets were not achieved due to the record loss reported by the Company.

•	The impact of adjustments in both fiscal 2008 and 2009 did not affect compliance with loan covenants, contractual requirements or regulatory compliance.

•	The adjustments were not representative of fraud or an unlawful transaction.
The Company therefore concluded that the adjustments were not material as it is unlikely that the judgment of a reasonable person relying on the Company’s reported results would have changed or been influenced by taking an alternative action.

(j) Business combinations, page F-13
6.	We note that you apply the purchase method of accounting to business combinations involving entities or businesses under common control. Please tell us whether you experienced any business combinations involving entities or businesses under common control during the periods covered by your financial statements, and if so, please describe to us and revise Note 27 to explain the nature of the transactions, including why you believe the substance of the transactions required purchase accounting treatment, and highlight the impact of these transactions on your financial statements.

The Company did not have any business combinations involving entities or businesses under common control.
(s) Goodwill and intangible assets, page F-17
7.	You disclose that permits acquired as part of a business combination are not amortized. Please tell us what the permits represent and the reasons supporting your indefinite life assessment, and disclose those supporting reasons in future filings as required by paragraph 122 of IAS 38. Also, based on your disclosures on page F-40, it appears you reclassified A$3.4 million of amortizable supplier relationships to permits during fiscal 2009. Please clarify what this transfer represents and explain in further detail how you determined the related amount should no longer be amortized.

Permits represent an authorization, license, or equivalent control document issued by state or local governmental agencies to implement the requirements of an environmental regulation (i.e. air, water, waste). The Company determined that permits, acquired through business combinations, have an indefinite life as they renew automatically and will continue to be held in perpetuity. Thus permits are expected to indefinitely contribute to cash flows. As requested by the Staff, in future filings, the Company will update its disclosure as follows:

“(iv) Permits

Permits acquired as part of a business combination are recognised separately from goodwill. Permits are issued by state and local governments and are renewable at little or no cost and are thus considered to have an indefinite life. Permits are carried at their fair value at the date of acquisition and are not amortised. Instead, permits are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses.”

In response to the Staff’s inquiry on the nature of the A$3.4 million reclassification from amortizable supplier relationships to permits, the transfer represents the correction of a misclassification in the roll-forward of intangible assets for fiscal 2008. These assets were not previously amortized and therefore this is a balance sheet reclassification within the notes to the financial statements.

Note 2 — Financial and capital risk management, page F-22
(ii) Foreign currency risk, page F-23
8.	We note your disclosures on page F-24 regarding the sensitivity of foreign exchange rates on your forward foreign exchange contracts. Please tell us and disclose in future filings if the sensitivity table relates only to the forward foreign exchange contracts included in your derivatives table on page F-36 or if the sensitivity analysis includes additional contracts. If there are additional contracts outside of those disclosed in Note 10, please tell us where those contracts are disclosed on your balance sheet, quantify the related amounts, and explain how you account for those contracts.

The sensitivity table for the forward foreign exchange contracts includes the foreign exchange derivatives included in the table on page F-36 where the Company has disclosed all of its forward foreign exchange contracts. As requested by the Staff, in future filings, the Company will clearly state that the sensitivity table is for all forward foreign exchange contracts. There are no “other” contracts included in this table.
Note 6 — Expenses, page F-29
9.	We note that you recorded A$13.7 million of asset impairments and yard closure costs during fiscal 2009. Please tell us and disclose in future filings the events and circumstances that led to the recognition of the impairment loss and more specific information about the nature of the related assets. See paragraph 130 of IAS 36.

The Company is mindful of the disclosure requirements of IAS 36. As it relates to the A$13.7 million of asset impairment and yard closure costs, the Company did not provide detailed disclosures as the amount was comprised of individually immaterial amounts which were not all impaired for the same reason. The events and circumstances that led to the recognition of the impairment charges were asset rationalization, yard closures, idling of certain yards and asset retirements as a result of conditions arising from the global financial crisis, as discussed elsewhere in the Form 20-F. For the benefit of the Staff, the components of the A$13.7 million were yard closure costs of A$3.7 million and asset impairments of A$10.0 million. In applying paragraph 130 of IAS 36, the Company formed the view that aggregating these individually immaterial amounts and characterizing these as described provided the reader with a more meaningful presentation.

As noted by the Staff in Comment 20, in future filings, the Company will provide segment disclosure for these impairments as required by IAS 36.
Note 7 — Income Taxes, page F-30
10.	We note that you present an “Adjustments for prior years” line item within your income tax expense table. Please tell us what this line item represents and, in doing so, clarify if the amounts include any error corrections. Also tell us how you considered addressing this adjustment and the underlying factors that caused it within the analysis of your effective tax rate on page 31, as we believe this would assist your investors in assessing the likelihood of future similar adjustments.

These amounts represent changes between the estimates made for financial reporting purposes and the final amounts included in the Company’s income tax returns. A$6.8 million of the total amount noted as “adjustments for prior years” relates to the true-up of tax provision estimate to tax return actual for fiscal 2008. The remaining balance of A$3.5 million represents a true-up for periods prior to fiscal 2008, resulting from a detailed exercise undertaken to finalize previous estimates.

The Company did not consider the “adjustments for prior years” in its assessment of the effective tax rate as tax provision estimate true-ups are common entries recorded by companies. The impact on the effective tax rate was not as significant as other factors (i.e non-deductibility of goodwill and different jurisdictional tax rates) which were reflected in the effective tax rate reconciliation.
Note 8 — Trade and other payables, page F-34
11.	You disclose that you occasionally sell a portion of your trade receivables. Please quantify for us the amounts of receivables sold during the periods presented. If material, please tell us and disclose in future filings your accounting policy related to these sales.

The amount of receivables sold to third parties amounted to A$153 million (2.0% of revenue) in fiscal 2008 and A$62 million (0.7% of revenue) in fiscal 2009. The Company did not disclose the amounts due to materiality but will evaluate disclosing such amounts in future filings, if material.

The accounting policy related to these sales is provided in Note 1(p)(iii) on page F-15.

12.	You disclose that there were A$83.5 million and A$260.2 million of past due but not impaired receivables on your balance sheet as of June 30, 2009 and 2008. Please tell us the amount of each balance that remains uncollected or was subsequently written off. If you did not collect a portion of those receivables, please clarify why there were no impairments recorded. If you have significant amounts of past due but not impaired receivables in future filings, please clarify to your investors whether you intend to impair these receivables once they are 90 days past due, consistent with your accounting policy disclosure on page F-14, and if not, explain why not.

Only A$0.5 million of the past due amounts at the end of both fiscal 2009 and 2008 were subsequently impaired. Please note that the accounting policy does not provide that receivables are automatically deemed to be impaired once they are 90 days past due. Rather the 90 days ageing is one of many factors considered by the Company in determining whether an impairment provision should be recorded. These other factors are disclosed in the accounting policy in Note 1(m) on page F-14. In future filings, the Company will revise the description of its accounting policy with respect to impairment of uncollected accounts receivable in order to clarify these points.
Note 13 — Goodwill, page F-38
13.	We note that you recorded a material goodwill impairment charge in 2009. In light of the impact of this charge, please revise future filings to explain in more detail the events and circumstances that led to the impairment at the specific cash generating units that were impacted. Your current disclosure in the first paragraph under Note 13(c) does not appear to provide your investors with sufficient detail to allow them to assess the likelihood of similar future impairment charges.

As requested by the Staff, in future filings, the Company will provide additional detail on events and circumstances leading to impairment charges, including the 2009 goodwill impairment charge.

14.	We note that you recorded a material goodwill impairment charge in 2009 and that goodwill continues to be a material asset on your balance sheet following this impairment. In light of the above, please revise future filings to identify your cash generating units and disclose the information required by paragraphs 134(a) and 134(f) of IAS 36 for each cash generating unit to which a significant amount of goodwill is allocated, or tell us why you do not believe this disclosure would be beneficial to your investors in assessing the sensitivity of your goodwill to future impairments. Additionally, consider disclosing this information for each CGU that received a significant impairment charge in 2009 even if the remaining carrying amount of goodwill is not considered significant, as we believe this information is useful to clarify the remaining exposure at CGU’s at which the recoverable amount may not significantly exceed the carrying amount. Please show us what these disclosures would have looked like for the historical periods presented in this filing.

The Company notes that the disclosures required by paragraph 134 of IAS 36 relate to either a Cash Generating Unit (“CGU”) or group of units. For the purposes of its impairment testing, goodwill is allocated to CGUs within each segment. These CGUs represent the lowest level of independent cash flows and the level within the Company at which goodwill is monitored for internal management purposes, which is not higher than the Company’s operating segments. In fiscal 2009, the Company had 28 individual CGUs.

In preparing the disclosures on page F-38, the Company applied the grouping of units concept (noted above), essentially aggregating the goodwill allocated to individual CGUs to the level of operating segments. In future filings, the Company will clarify that while individual CGUs are tested for impairment, they are grouped for disclosure purposes.

The Company believes that the presentation on a grouped basis, in conjunction with the disclosures at page F-39 related to the impact of possible changes in key assumptions with direct references to particular CGUs in specific segment groupings, satisfies the requirements of paragraph 134 of IAS 36. As requested by the Staff, in future filings, the Company will disclose the amount of goodwill remaining in CGU’s that have been impaired.
Note 14 — Intangible assets, page F-40
15.	If applicable, please clearly distinguish each class of intangible assets in future filings between internally generated intangible assets and other intangible assets. See paragraph 118 of IAS 38.

All of the Company’s intangible assets are externally generated, through business combinations.
Note 17 — Provisions, page F-41
16.	We note that you recorded a purchase price adjustment during fiscal 2009 that reduced the contingent consideration balance by A$3.5 million. Please tell us the nature of this adjustment and clarify how your treatment complies with paragraphs 32-35 of IFRS 3. Please ensure you explain where the offsetting entry was recorded in your financial statements.

In connection with an acquisition that was completed in June 2008, the purchase consideration included deferred consideration. Since the acquisition was completed at the end of the fiscal year, the purchase accounting was only provisionally determined. The deferred consideration was based on a variable component based on earnings targets. The sellers of the business also entered into consulting agreements with the Company. In the provisional purchase price allocation, the Company recorded the maximum deferred consideration that could be payable as a component of purchase price.

During the process of finalizing the provisional purchase price allocation, the Company amended the purchase price allocation to only include the fixed deferred consideration at its present value amount. On the basis that the sellers entered into consulting agreements with the Company, any payments pursuant to the achievement of earnings targets are being recorded as an expense in the period earned.

In accordance with paragraph 33 and 34 of IFRS 3, the Company recorded an adjustment to the provision with an offsetting entry to goodwill on finalization of the purchase accounting during fiscal 2009. The amount recorded to goodwill is included in Note 13(a) on page F-38 and is netted with other purchase accounting adjustments in the line item titled “fair value adjustments to prior year acquisitions”. The Company considered paragraph 62(b)(iii) of IFRS 3, but did not restate the fiscal 2008 comparative amounts due to immateriality.
Note 22 — Contingencies, page F-48
17.	You disclose in the introduction to this footnote that details of contingent liabilities for which no amounts are recognized in your financial statements are detailed below.

In section (c), however, you disclose that provisions have been made for known legal obligations where the existence of the liability is probable and can be reasonably estimated. Please revise future filings to remove this apparent inconsistency. Please also revise section (c) in future filings to provide the disclosures, particularly quantitative information, required by paragraphs 84-86 of IAS 37 or tell us why you believe such disclosures are unnecessary.

The Company acknowledges the Staff’s comment on the inconsistency in the introductory language and will revise future filings to remove the inconsistency. To date, the Company’s legal contingencies have not been significant, however the Company will consider the requirements of paragraphs 84-86 of IAS 37 in future filings if legal contingencies become material.
Note 24 — Share ownership plans, page F-50
18.	For each applicable share based compensation category, please tell us and disclose in future filings how you determine expected volatility, including the extent to which expected volatility was based on historical volatility. See paragraph 47(a) of IFRS 2.

The Company determines expected volatility based on historical volatility. As requested by the Staff, in future filings, the Company will disclose how expected volatility is determined.
Note 29 — Investments in associates and jointly controlled entities, page F-67
19.	We note your discussion of how you accounted for the non-cash gain related to your non-monetary contributions to SA Recycling LLC, a jointly controlled entity. Please tell us in further detail how your accounting for the “remaining 50% of the non-cash gain” complies with IAS 31, IAS 28 and SIC-13.

SA Recycling was formed on a jointly controlled basis with no one party exercising control over another, therefore AASB 131 (IAS 31) was applied to SA Recycling and the investment retained by the Company. The Company adopted the principles of equity accounting in accordance AASB 128 (IAS 28) to its initial and ongoing interest as provided by paragraph 38 of AASB 131 (IAS 31).

In the absence of guidance within AASB 128 (IAS 28) or AASB 131 (IAS 31) related to the measurement of contributions to and resultant investments in jointly controlled entities, the Company applied the principles of AASB 3 (IFRS 3), specifically the measurement principles of fair value.

The Company noted the absence of guidance within AABS 131 (IAS 31) regarding accounting for assets transferred into a jointly controlled entity’s ownership and any resulting gain; hence the guidance from UIG 113 (SIC 13) Jointly Controlled Entities — Non-monetary Contributions by Ventures, was applied.

Specifically as it relates to the remaining unrealized 50% of the gain, the Company applied the following guidance in UIG 113 (SIC 13):

“7. Unrealised gains or losses on non-monetary assets contributed to JCEs shall be eliminated against the underlying assets under the proportionate consolidation method or against the investment under the equity method. Such unrealised gains or losses shall not be presented as deferred gains or losses in the venturer’s consolidated balance sheet.

Aus7.1 Where a venturer has recognised a gain or loss in profit or loss under paragraph 5 or 6, the amount of the unrealised gain or loss that has been eliminated shall be recognised by the venturer as it is realised by the JCE (as the contributed assets are consumed or sold) or, if not already realised by the JCE, when the venturer disposes of its investment in the JCE.”

Based on the above, the Company has accounted for the gain as follows:
•	The Company recognized 50% of the gain related to the other investee’s interest in the jointly controlled entity (i.e. the “realized” portion) immediately in the income statement, net of associated taxes,

•	The Company eliminated the unrealized 50% of the gain related to their retained interest in the jointly controlled entity against their investment in the jointly controlled entity.
In this regard, Note 29(b) on page F-67 shows that the investment on formation of SA Recycling was recognized at A$342.3 million, being its cost of acquisition which is measured at the fair value of the consideration given to acquire the interest. The elimination of the unrealized gain of A$38.8 million is shown as a deduction in arriving at the closing investment balance. To the extent of the 50% retained interest, the net position is similar to measuring it at its carryover basis. To comply with SIC 13 the unrealized gain has to be eliminated rather than shown on the face of the balance sheet as a deferred gain (i.e., a liability)

As outlined in Note 29(d), the unrealized gain on the assets contributed to the jointly controlled entity related to amortizable intangible assets and property, plant and equipment, and non-depreciable land in the case of this transaction. Under IFRS, unrealized gains are recognized when subsequently realized as the underlying assets to which it relates are consumed or sold. This treatment is in accordance with the requirements of UIG 13 Aus 7.1, and consistent with the principles followed when intragroup transactions and profits that have been eliminated on consolidation or under the equity method and are subsequently considered realized under IAS 31, IAS 28 and IAS 27. Therefore, the Company will recognise the unrealized element of the gain when it is realized on the following basis:
•	Gains arising due to amortizable intangible assets — recognized in the income statement when realized over the useful life of the amortizable intangible assets, and

•	Gains arising due to land assets — recognized in the income statement when realized on sale of the underlying land.
In the future, if any impairment losses arise on any assets to which the deferred gain relates (i.e. goodwill, intangibles or land assets) in the financial statements of SA Recycling, a portion of this unrealized gain may be required to be released to the extent of any such impairment.
Note 31 — Segment reporting, page F-71
20.	Please disclose in future filings the impairment by segment disclosures required by paragraph 129 of IAS 36.

The Company disclosed goodwill impairments by segment in its segment reporting footnote. As requested by the Staff, in future filings, the Company will also disclose fixed asset impairments by segment.
Form 6-K filed February 23, 2010
21.	We note that your revenues decreased 39% and your EBITDA decreased 46% during the first half of fiscal 2010 as compared to the prior corresponding period. Please tell us whether or not these substantial performance declines, particularly within your North America segment, represented indicators that a cash generating unit may be impaired requiring you to test goodwill for impairment during fiscal 2010 under the guidance in paragraphs 88-90 of IAS 36.

As required by paragraph 9 of IAS 36, the Company assesses at each reporting date whether there is any indication that an asset may be impaired. The Company’s assessment for the half year ended December 31, 2009 considered both internal and external factors.

The Company believes the variance in the financial statements for the six months ended December 31, 2009 versus 2008 is not an appropriate comparison for purposes of indicators of impairment. Rather the more relevant comparison is between the six months ended June 30, 2009 versus the six months ended December 31, 2009 which reflected a 9% increase in sales and a significant increase in all measures of profitability.

The internal factors that the Company considered were:
•	actual results were generally consistent with budget and the forecast for the remainder of the year,

•	the fact that no significant inventory write-downs or receivable impairments were recorded, and

•	a re-assessment for the individual CGU’s that were impaired on a sensitivity basis as of June 30, 2009 which concluded that there was no impairment in these CGUs at December 31, 2009.

The external factors that the Company considered were:
•	market conditions remained relatively steady through the six months ended December 31, 2009,

•	market capitalization at December 31, 2009 was greater than the parent company’s investment balance,

•	the outlook for scrap metal prices for the Company’s third quarter which showed substantial increases from current levels, at the time,

•	a review of the Company’s discount rates, and

•	a successful equity raise that was completed in November and December 2009 in which the Company raised A$441.4 million of cash through the issuance of ordinary shares at a price that exceeded book value.
As a result of its assessment and the sequential improvement in the six month financial results, the Company determined that there were no indicators that an impairment existed in its CGUs as of December 31, 2009.
******
     Please contact the undersigned should you have any questions regarding the Company’s responses to the comments of the Staff or require any additional information in connection with your review.

Sincerely,

/s/ Craig A. Roeder Craig A. Roeder

STATEMENT BY SIMS METAL MANAGEMENT, LTD.
     In connection with the response dated June 15, 2010 on behalf of Sims Metal Management, Ltd. (the “Company”) to the letter of May 28, 2010 to Frank M. Moratti, the Company Secretary and General Counsel of the Company, setting forth the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Forms 20-F and 20-F/A for the fiscal year ended June 30, 2009 filed by the Company with the Commission on November 12, 2009 and April 14, 2010, respectively, and the Form 6-K filed by the Company with the Commission on February 23, 2010, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIMS METAL MANAGEMENT, LTD.
June 15, 2010	By	/s/ Frank M. Moratti
Frank M. Moratti
Company Secretary and General Counsel